Qiao Xing Universal Expands Global Sales Network For
Its Products to Latin America

     HUIZHOU, Guangdong, China, Nov. 2 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that its subsidiary, Huizhou Qiao Xing Communication Industry Ltd. (“HZQXCI”), has recently engaged DASTRAN S.A. (“DASTRAN”), a Uruguay-based marketing company, as its exclusive distribution agent for the sales of its indoor phone products in Latin American countries. By virtue of this engagement, DASTRAN, as well as its affiliates, is licensed to market HZQXCI’s series of indoor phone products under the “COSUN” brand name in most of the Latin American countries.

     Mr. Wu Rui Lin, Chairman of XING, said, “The partnership with DASTRAN marks an important stage in Xing’s product-market development. The Company started with original equipment design and manufacturing of indoor phones. Then we had our own “COSUN” branded products for the China market. The “COSUN” (“Qiao Xing” in Chinese) brand has become well-known and has been valued at US$332 million by World Brand Lab. Now we take the first steps to transform the local brand to a global brand, at the time when the quality, technological sophistication and competitiveness of our indoor phone products are well recognized by a number of major overseas players such as Bellsouth and Wal-Mart.”

     “Besides the China market, HZQXCI’s products are now being sold in most countries on the five continents. However, these overseas markets have just barely been tapped. There is a huge potential for future revenue growth by further developing these markets,” Mr. Wu continued.

     “Furthermore, by leveraging on the overseas distribution network being built for our indoor phone products, the introduction of our mobile phone products in those markets in the near future will be facilitated,” concluded Mr. Wu.

About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                    11/02/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268,
or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /